Western & Southern Financial Group®	400 Broadway Cincinnati, OH 45202 Tel: 513-357-6029 Fax: 513-629-1044 meredyth.whitford@wslife.com

February 4, 2020

Mr. DeCarlo McLaren
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Touchstone Strategic Trust (the “Trust”) (File Nos. 002-80859 & 811-03651)
Dear Mr. McLaren:
On behalf of the Trust, attached are responses to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on January 27, 2020 regarding the post-effective amendment to the Trust’s registration statement on Form N-1A filed on December 10, 2019 (PEA No. 204) pursuant to Rule 485(a) under the Securities Act of 1933, as amended, with respect to the Class R6 shares of Touchstone Mid Cap Growth Fund (the "Fund"), a series of the Trust.

For your convenience, Staff comments are set out below in italicized text and each comment is followed by the Trust’s response.

General
1.     Please confirm that any blank or bracketed information in the Fund's Prospectus and Statement of Additional Information ("SAI") will be finalized in the 485(b) filing. If there are any edits or additions to language in the Prospectus and SAI relating to these comments, please provide either a copy of the edits or the new language in this response letter.

Response: The Trust confirms that it will finalize all blank or bracketed information in the Fund's Prospectus and SAI that will be filed with the Securities and Exchange Commission pursuant to Rule 485(b) on February 10, 2020. In addition, to the extent that any Prospectus or SAI language is revised as a result of these comments, the Trust will provide a copy of such language in this letter.

Prospectus

2.     In the Fund's Fees and Expenses table, please confirm in footnote 3 that the contractual expense limitation agreement ("ELA") will last no less than one year from the effective date of the Prospectus.

Response: The Trust confirms that the ELA will expire not less than one year from the effective date of the Prospectus. The ELA for Class R6 shares of the Fund is effective through February 28, 2021 -- this date will replace the brackets in footnote 3.
3.     In the Fund's Principal Investment Strategies section, the first paragraph contains the range of market capitalizations represented by the Russell Midcap® Index as of September 30, 2019. Please consider updating this index range to a more recent date.

Response: The Trust confirms that it will update the Russell Midcap® Index numbers to show the index range as of December 31, 2019.
* * *

If you have any further questions or comments, please contact me at (513) 357-6029.

Sincerely,

/s/Meredyth A. Whitford-Schultz
Meredyth A. Whitford-Schultz Secretary & Counsel to the Trust

cc:	Ndenisarya Bregasi, Esq.
Abigail Hemnes, Esq.
Clair Pagnano, Esq.